August 1, 2008

Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 Washington, D.C. 20549-0405

Re:

Responses to the Securities and Exchange Commission
Staff Comments provided by telephone on August 1, 2008, regarding
Timberline Resources Corporation
Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A
Filed July 29, 2008

Dear Ms. Parker:

This letter responds to the staff’s request communicated to us orally by Donna Levy on August 1, 2008, regarding the above-referenced Amendment No. 5 to our Preliminary Proxy Statement on Schedule 14A.  For your convenience, the staff’s comments are summarized below.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Amendment No. 5 to Preliminary Proxy Statement

Staff Comment No. 1.

You asked us to provide a markup of the proxy statement showing the increase in the number of shares for which we seek approval to issue under Proposal No. 4.

August 1, 2008

Timberline’s Response:

The markup showing the increase is attached.

We have made no other changes to the proxy statement.

Thank you for your review of the revised filing.  If you should have any questions regarding the proxy statement or our response letter, please do not hesitate to contact me at (208) 664-4859 or Kimberley Anderson at (206) 903-8803.

Sincerely,

cc:

Dorsey & Whitney LLP